ABN 41 009 117 293



FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 May 2002

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02034486

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

PROCESSED

JUN 0 6 2002

THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
17 May 2002 ASX Release



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

Friday 17 May 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

SHARE PURCHASE PLAN

First Australian Resources Ltd is pleased to announce that 334 eligible holders participated in the Share Purchase Plan which closed yesterday.

The total number of ordinary shares allotted under the plan is 9,541,755.

The amount of $642,360 raised will be applied to FAR's exploration program.

Holding statements are being mailed today.

Michael Evans
Chairman

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au

Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au